Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-192476

Free Writing Prospectus dated February 18, 2014

Fantex, Inc.

Beginning on February 11, 2014 interviews with Fantex, Inc. Chief Executive Officer, Cornell “Buck” French were broadcast, either live or taped, in part or in whole, and via radio, television or the internet by each of KDKA-TV and 97.5 The Fanatic (collectively, the “Broadcasts”). The Broadcasts reference an initial public offering (the “Offering”) of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-192476), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcasts contain certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcasts contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The broadcast transcript attached as Annex A was originally broadcast by KDKA-TV on February 11, 2014 (the “KDKA Broadcast”); and the broadcast transcript attached as Annex B was originally broadcast by 97.5 The Fanatic on February 12, 2014 (the “Fanatic Broadcast”).

The Broadcasts were not prepared by or reviewed by the Company or any other offering participant prior to their publication. The publishers of the Broadcasts are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the Broadcasts or any other broadcasts by the publishers concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcasts represented the publishers’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcasts or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

KDKA Broadcast

•                  During the KDKA Broadcast, anchor Rick Dayton questions, “Have you ever thought about investing in your favorite athlete?” Mr. Dayton also states that, “[Fantex, Inc.] is going to make [investing in your favorite athlete] happen,” that, “[potential investors] can actually buy stock in Davis,” and refers to the “initial public offering for an athlete,” and to “[Arian Foster’s] IPO.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Vernon Davis, in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  During the KDKA Broadcast, Mr. Dayton states that “[potential investors] can actually buy stock in Davis for just ten dollars a share and make a profit off of his future earnings.” Under the terms of the Brand Contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Brand Contract, of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis. The Company has filed a registration statement relating to the shares of Fantex Series Vernon Davis with the SEC, but the registration statement has not yet become effective. Once the registration statement is effective, Fantex Brokerage Services LLC (“FBS”) will send an electronic notice informing potential investors that the registration statement is effective and that FBS may accept reservations in as little as three days. Until such reservations are accepted by FBS, investors will not hold any shares of Fantex Series Vernon Davis and will not be able to trade shares linked to the economic performance and value of the Brand Contract until the consummation of the Offering. The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement.

Fanatic Broadcast

•                  During the Fanatic Broadcast, Mr. French states, “So Fantex — at Fantex.com for the first time the general public has a chance to fully participate in an initial public offering.” It was Mr. French’s intention to promote the fact that the Offering of Fantex Series Vernon Davis is unlike a traditional initial public offering in that it is open to retail investors. Potential investors 18 years or older with a physical address in the U.S. or its territories are welcome to participate in the Offering, subject to additional investment restrictions that may apply based on state of residence and annual gross income or net worth. A more detailed description of the qualification process is available in the Registration Statement. Residents of any state in which registration and other legal requirements have not been fulfilled are not eligible to participate in the Offering of Fantex Series Vernon Davis.

•                  During the Fanatic Broadcast, host Brian Seltzer states that, “[the value of Fantex Series Vernon Davis] is actually is tied into a player’s value and true worth,” and Mr. French states that, “[the value of Fantex Series Vernon Davis] is linked to the underlying cash flow that a player generates both on the field and off the field.” Under the terms of the Brand Contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Brand Contract, of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis. The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement.

•                  During the Fanatic Broadcast, host Mr. Seltzer refers to Mr. French as, “CEO of Fantex Brokered Service.” Mr. French is the Chief Executive Officer of Fantex, Inc. FBS is an affiliate of the Company and a registered alternative trading system.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Davis, longevity of Mr. Davis’s career, the ability to contribute to Vernon Davis’s efforts to build brand value, the attribution policies with respect to the Company’s series of common stock, results of operations, expectations for the use of the net proceeds from the Offering, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or Vernon Davis. The Company generally identifies forward-looking statements by words such as “intend,” “believe,” “continue,” “may,” “will,” “would,” “should,” “help build,” “grow” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the KDKA-TV Broadcast with Rick Dayton

MEDIA:	Television
STATION:	KDKA
MARKET:	PB: Pittsburg
SHOW:	KDKA Morning News-6am
SUBJECT:	Fantex, Buck French

Rick Dayton, Anchor:

Have you ever thought about investing in your favorite athlete? A company called Fantex is hoping to make that happen. The company was in Pittsburg last night as they promoting their first ever initial public offering for an athlete, 49er’s tight end Vernon Davis. Yup, you can actually buy stock in Davis for just ten dollars a share and make a profit off of his future earnings.

Buck French, CEO of Fantex:

The security is linked to the underline cash flows that the brand of Vernon Davis generates, things such as, his NFL playing contract, endorsement fees, appearance fees to include his post-career—if he should become a broadcaster.

Dayton:

The company is also working with Arian Foster, but at this point his IPO is on hold after a season ending injury. French says he hopes to work with other athletes across the world of sports.

* * * * *

Annex B

Transcript of the 97.5 The Fanatic Broadcast with Brian Seltzer

MEDIA:	Radio
STATION:	97.5
MARKET:	Philadelphia
SUBJECT:	Fantex, Buck French

Seltzer:

On the line right now talking about a really neat kind of groundbreaking adventure, Buck French of Fantex. Fantex stopping in the Philadelphia area today. They’ll be at Xfinity Live in South Philadelphia at the sports complex from seven until nine. Buck, what is Fantex?

French:

So Fantex — at Fantex.com for the first time the general public has a chance to fully participate in an initial public offering by reserving shares in Fantex Vernon Davis. This security is linked to the underlying cash flow of Vernon Davis’s brand. So that includes his current and future playing contracts, endorsements, appearance fees as well as post career should he become a broadcaster.

Seltzer:

So often we hear about fantasy sports, and that’s more linked and connected to tangible stats that are produced on the field. But this seems like it’s more about the overall profile of the player, and it actually is tied into a player’s value and true worth.

French:

It is ultimately the security’s value is linked to the underlying cash flow that a player generates both on the field and off the field. So in the end, it also ties to his post career, so when he’s done playing.

Seltzer:

Touching base with Buck French, he is the CEO of Fantex. You can find out more by logging on to Fantex.com and also you can check out their stop at Xfinity Live on the mezzanine level later on tonight in South Philadelphia from seven until nine PM. How did you come up with his idea?

French:

My fellow co-founder Dave Bern actually came up with the original idea, then about two years ago we delved into it fulltime. This initial public offering for Fantex Vernon Davis is the culmination of those two years of work.

Seltzer:

In particular, how did you guys establish a relationship with Vernon Davis and what made him such an appealing option?

French:

Yeah, so Vernon we see as a multi-dimensional individual and brand. So he’s not just a Pro Bowl tight-end for the San Francisco 49ers, he has off-field interests that we feel ultimately will help create a post-career brand for him and continue to generate income for the benefit of the shareholders. So we met with Vernon maybe about a year ago and started discussing the idea with him and he loved it and got on board.

Seltzer:

When you have the chance to work with a player of that caliber, how valuable and how important is that, as you guys are first starting out to have that type of association?

French:

I think it’s invaluable in the sense that he has a brand that we believe absolutely can generate post-career income and so being able to work with someone of that stature is exciting for us.

Seltzer:

Talking with Buck French, he is the CEO and co-founder of Fantex. You can find out more information online at Fantex.com, and also holding an event at Xfinity Live tonight from seven o’clock until nine. Buck, you went to Harvard to get your MBA, also you were at WestPoint as well. Did you ever see yourself going down this line of work? Was something with sports always in the back of your mind?

French:

You know, to be honest, I didn’t. After I got out of the Army I went to business school and just kind of went into the tech industry, so this is pretty much a culmination of twenty years of building tech companies to get to the point where we’re actually creating this platform to help build the brands of athletes and celebrities and create a security that the general public can actually participate in from the beginning.

Seltzer:

That is awesome, and you guys are a part of launching this IPO program. You’ve been doing a whole bus tour series. What’s been some of the more fascinating things you’ve come across? Some of the more interesting stops you’ve made on the bus tour?

French:

Yeah, so we’re in the former John Madden cruiser, and we started the twelve city tour about ten days ago, so we’re nearing the end. It ends in New York on Friday. We’ve met — the whole goal is to go out and meet the general public because this security and our whole approach is to allow the general public to participate in these IPOs. So it’s just been fascinating sitting down and talking to people. Our goal is for people to come to our events and ask me any question they want.

Seltzer:

What’s the most comfortable creature feature on the former Madden bus?

French:

[Laughs] The coffee machine.

Seltzer:

Got to have that.

French:

You know, we get up - we basically are doing a new city every day, so we keep moving. Finish an event and we either head on the road to the next spot, or get up at o’dark thirty and get in the bus and go. So the coffee pot’s a welcome luxury on the bus.

Seltzer:

That’s awesome. And when it’s all said and done, about how many miles do you think you’ll put on this thing?

French:

God, that’s a great question. You know, my guess is easily over 3,000 because we started in San Francisco — and it’s got to be almost 4,000. We went down to L.A., Vegas, Denver, Chicago — Kansas City, Chicago, Columbus, Pittsburg, Philly, Boston, New York, so I don’t know. That’s a good question; I’ve got to get an answer on that one for you.

Seltzer:

Bottom line, a pretty neat journey for Buck French, the CEO of Fantex Brokered Service, online at Fantex.com and in South Philadelphia tonight at Xfinity Live form seven o’clock until nine PM. Buck, thanks so much for the time.

French:

Hey, thank you for having me.

* * * * *